K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

March 12, 2021

VIA EDGAR

Mr. Ray Be
Attorney Adviser

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust
File Nos. 333-180879 and 811-22704

Dear Mr. Be:

On behalf of our client, Cambria ETF Trust (the “Trust” or the “Registrant”), we are responding to comments you delivered to us orally on March 8, 2021, regarding the Trust’s Post-Effective Amendment No. 142 (PEA No. 142), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 14, 2021, for the purpose of making material changes to the investment objective, principal investment strategy and principal risks of the Cambria Sovereign Bond ETF, which is also changing its name to the Cambria Global Tail Risk ETF (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Given the significant change in the Fund’s strategy, to the extent possible, please provide an estimate of the anticipated effect of the strategy change to the portfolio turnover rate. To the extent an estimate is not available, please clarify that historical rate may not be indicative of the Fund’s future turnover rate does the change in strategy.

Response: The Registrant estimates that the Fund’s portfolio turnover rate will be approximately 100% of the average value of its portfolio for the fiscal year ended April 30, 2021, and roughly 75% of the estimated turnover rate may be attributable to the change in strategy. Accordingly, the Registrant has added the sentence in bold to the “Portfolio Turnover” section:

For the fiscal year ended April 30, 2020, the Fund’s portfolio turnover rate was 36% of the average value of its portfolio. As a result of changes to the Fund’s principal investment strategy that took effect on March 15, 2021, however, the Fund estimates that its portfolio turnover rate for the fiscal year ended April 30, 2021 may increase to 100% of the average value of its portfolio and as much as 75% of the estimated turnover rate may be attributable to the Fund’s strategy change.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

March 12, 2021

2.	Comment: The Staff notes that, under normal circumstances, “the Fund’s bond portfolio invests at least 40% of its total assets in investment grade, intermediate U.S. treasuries and TIPS and at least 40% of its total assets in ex-U.S. sovereign bonds….” Please describe the investment adviser’s selection process for the debt securities in which the Fund invests.

Response: The Registrant confirms that the Adviser intends to purchase a wide variety of bonds that broadly capture the U.S. and non-U.S. global bond markets to offset the cost of premiums associated with the Fund’s put option strategy. As noted in the Fund’s principal investment strategy, at least 40% of the bond portfolio’s total assets are in “investment grade, intermediate U.S. treasuries and TIPS” and at least 40% of its total assets are in “ex-U.S. sovereign bonds, including investment grade and non-investment grade bonds issued by developed and emerging market governments with short and intermediate durations.” The Adviser does not actively manage the U.S. and ex-U.S. bond portfolios in an effort to select better performing bond markets. Instead, the Adviser seeks to allocate the assets of the Fund’s bond portfolio broadly across these bond markets. Accordingly, the Registrant has added the following disclosure after the second sentence in the first paragraph of the Fund’s principal investment strategy.

The Fund’s investment adviser, Cambria Investment Management, L.P. (“Cambria” or the “Adviser”), seeks to allocate assets in the Fund’s bond portfolio broadly across these various bond markets and hold a diversified bond portfolio that offsets the cost of option premiums, but does not actively manage the Fund’s bond portfolio.

3.	Comment: The Staff notes that the Fund’s investment adviser “intends to spend approximately one percent of the Fund’s total assets per month to purchase put options.” With a view to improve disclosure, supplementally explain the anticipated level of change for the Fund regarding risk exposure, price volatility, etc. as a result of its change in strategy. Also discuss the extent to which it is anticipated that the options strategy will determine the Fund’s investment results as opposed to the Fund’s bond strategy.

Response: The Registrant expects the Fund’s price volatility to be similar to that of Cambria Sovereign Bond ETF, but it notes that the Fund will have a different risk profile. For example, the Fund is expected to underperform the Cambria Sovereign Bond ETF in the event that global bond markets have strong upside performance due to the Fund’s losses attributable to premiums on its purchased put options. The Registrant, however, expects the Fund to outperform the anticipated performance of the Cambria Sovereign Bond ETF during global ex-U.S. equity corrections. Further, the Registrant confirms that the Fund’s put option strategy, which is designed to hedge against global ex-U.S. equities, will drive Fund performance, not its bond portfolio, which serves primarily to offset the cost of premiums on put options. Accordingly, the Registrant has revised the first sentence in the “Principal Investment Strategies” section as follows (with additions noted in bold):

The Fund is actively managed and seeks to achieve its investment objective by providing a hedge against global ex-U.S. equities. The Fund pursues its objective by (i) investing in….

March 12, 2021

4.	Comment: The Staff notes that “Cambria generally intends to re-initiate new options positions that make up the put option position each month….” Explain in greater detail how the Adviser picks the options in which the Fund invests. For example, explain how the Adviser selects the underlying index or ETF of an option and how the Adviser determines whether to invest in “at the money” or “out of the money” put options.

Response: As noted in the Fund’s principal investment strategy, the Fund purchases “put options on (i) stock indices that broadly cover developed ex-U.S. markets and emerging markets or (ii) U.S.-listed ETFs that track these broad global ex-U.S. equity markets.” Accordingly, the Fund will not purchase put options on the securities of individual countries as part of its principal investment strategy or actively re-allocate put options between different markets on a month-to-month basis so as to select countries or regions that the Adviser expects to perform poorly. In the same manner that the Fund allocates its investments broadly within its bond portfolio, the Fund seeks to purchase put options, in the aggregate, that full cover the ex-U.S. global stock market, including both developed countries and emerging markets. In addition, although the Fund’s principal investment strategy notes that the Fund may purchase either “out of the money” or “at the money” options, it also specifies that the Adviser “generally targets put options in the 0% to 30% out of the money range.”

Accordingly, the Registrant has added the following disclosure after the second sentence in the fourth paragraph of the Fund’s principal investment strategy.

When selecting put options, Cambria does not seek out put options that cover specific ex-U.S. markets that it expects to underperform; rather, Cambria selects put options that broadly cover the stock markets of both ex-U.S. developed countries and emerging market nations.

5.	Comment: Please consider rearranging the order in which the Fund’s principal risks are presented in the “Principal Risks” section to prioritize risks that are most likely to adversely affect the Fund’s NAV, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08—Improving Principal Risks Disclosure. Also, please delete the sentence in the first paragraph under “Principal Risks” that explains that principal risks are presented in alphabetical order.

Response: The Registrant believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. Further, the Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. Finally, the Registrant believes that seeking to order risks based on an inherently subjective determination of each risk’s relative risk to the Fund is potentially misleading.

March 12, 2021

6.	Comment: Please tailor the disclosure regarding the Fund’s use of derivatives specifically to how the Fund expects to be managed and address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic and cover risks associated with each derivatives type.

Response: The Registrant has made the requested changes to the Fund’s Item 4 and Item 9 “Derivatives Risk” and “Options Risk” descriptions and has moved the Item 4 “Options Risk” description beneath the “Derivatives Risk” as a sub-risk.

7.	Comment: With respect to the Fund’s “Emerging Markets Risk,” consider discussing the difficulty of enforcing contracts in some emerging market jurisdictions.

Response: The Registrant has replaced the last sentence in the Item 4 “Emerging Markets Risk” with the following disclosure:

For example, emerging markets may be subject to, among other risks, greater market volatility; lower trading volume and liquidity; greater social, political and economic uncertainty; governmental controls on foreign investments and limitations on repatriation of invested capital; lower disclosure, corporate governance, auditing and financial reporting standards; fewer protections of property rights; fewer investor rights and limited legal, contractual or practical remedies available to investors against emerging market companies; restrictions on the transfer of securities or currency; and settlement and trading practices that differ from U.S. markets and markets of more developed countries.

The Registrant has also added the following disclosure to the list of emerging market risks described in the second sentence of the Item 9 “Emerging Markets Risk” description:

fewer investor rights and limited legal, contractual or practical remedies available to investors against emerging market companies…

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:	W. John McGuire, Esq.